UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 18)*

JARDEN CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

471109 10 8

(CUSIP Number)

Mr. Martin E. Franklin

555 Theodore Fremd Avenue

Suite B-302

Rye, NY 10580

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2006

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

SCHEDULE 13D/A

CUSIP No. 471109 10 8	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS*

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

14,716,858
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

3,383,314
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,716,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

(Page 2 of 6 Pages)

This Amendment No. 18 to Schedule 13D (“Amendment No. 18”) relates to the common stock, $.01 par value (the “Common Stock”), of Jarden Corporation, a Delaware corporation (the “Company”). This Amendment No. 18 amends and restates in its entirety, except for Item 3 (Source and Amount of Funds or Other Consideration) the initial statement on Schedule 13D dated January 14, 2000, as amended(the “Schedule 13D”), of Marlin Partners II, L.P., Marlin Management, L.L.C., Martin E. Franklin, and Ian G.H. Ashken.

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

This Amendment No. 18 relates to the common stock, par value $.01 per share (“Common Stock”) of Jarden Corporation, a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

Item 2. Identity and Background.

(a) This Amendment No. 18 is being filed by Martin E. Franklin (the “Reporting Person”).

(b) The address of the principal business and principal office of Mr. Franklin is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580.

(c) The present principal occupation of Mr. Franklin is serving as Chairman, Chief Executive Officer and a director of the Company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Franklin is a citizen of the United Kingdom and a resident of the United States.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of Schedule 13D is amended by adding the following paragraph to the end of such item:

There were no funds used in connection with the entering into the Voting Trust Agreement as described below.

(Page 3 of 6 Pages)

Item 4. Purpose of the Transaction.

The Reporting Person currently intends to hold the shares of Common Stock for investment purposes. Mr. Franklin does not currently have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

However, the Reporting Person from time to time intends to review his investment in the Company on the basis of various factors, including, but not limited to, the Company’s business, financial condition, results of operations, prospects and stock price, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities, with a view towards possibly engaging in any one or more of the transactions described in Item 4 of Schedule 13D such as the acquisition of additional shares of Common Stock and/or participating in an extraordinary corporate transaction, such as a merger or privatization of the Company. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Company’s common stock by the Securities Act of 1933, as amended and applicable state securities or “blue sky” laws and, to the extent applicable, Company trading policies.

The Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate. The Reporting Person also reserves the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

On June 8, 2006, Warburg Pincus Private Equity VIII, L.P, Warburg Pincus Netherlands Private Equity VIII C.V. I and Warburg Pincus Germany Private Equity VIII KG (collectively, the “WP Entities”) entered into a Voting Trust Agreement, dated June 8, 2006 (the “Voting Trust Agreement”), with Mr. Franklin, as trustee, pursuant to which the WP Entities vested Mr. Franklin with the sole power to vote (i) 11,333,544 shares of Common Stock held by the WP Entities (which represent the number of shares of Common Stock in excess of 4.9% of the Company’s outstanding shares of Common Stock as of April 28, 2006), (ii) all additional shares of Common Stock that may be issued in respect of such shares, and (iii) all other shares of capital stock of the Company acquired by any of the WP Entities during the term of the Voting Trust Agreement ((i), (ii) and (iii) together, the “Shares”). The Voting Trust Agreement provides Mr. Franklin with full discretion as to how to vote the Shares as he deems proper on all matters that may be submitted to the stockholders of the Company whether at an annual or special meeting of stockholders (and whether or not adjourned or postponed) and to execute stockholders’ consents at every annual and special meeting of stockholders of the Company and in any and all proceedings wherein the vote or consent of such stockholders may be required or authorized and to vote upon any and all questions arising

(Page 4 of 6 Pages)

thereat. The WP Entities also revoked all other proxies and powers of attorney with respect to the Shares that may have been appointed or granted. The parties have entered into the Voting Trust Agreement in connection with compliance with certain gaming laws applicable to a subsidiary of the Company.

Pursuant to the terms of the Voting Agreement, the WP Entities also agreed to enter into a separate custodial agreement with Merrill Lynch or one of its affiliates pursuant to which the WP Entities would deposit the Shares into a custodial account. Under the Voting Trust Agreement, the WP Entities retain the right to receive and distribute any and all dividends declared on the Shares that are not in the form of shares of Common Stock. The Voting Trust Agreement does not provide Mr. Franklin with any other rights than the voting rights described above. The Voting Trust Agreement does not restrict the WP Entities’ ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares transferred. The Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the WP Entities in the aggregate own less than 5% of the then outstanding shares of Common Stock, including the Shares.

The foregoing description of the Voting Trust Agreement is qualified by reference to the actual terms of the Voting Trust Agreement, a copy of which is filed herewith as Exhibit A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Mr. Franklin may be considered to be the beneficial owner of 3,383,314 shares of Common Stock, which includes 1,125,000 options to purchase shares of Common Stock which are exercisable within 60 days of the date hereof. This constitutes approximately 5.0% of the outstanding shares of Common Stock of the Company. Mr. Franklin has sole voting and dispositive power with respect to 3,383,314 shares of Common Stock. In addition, pursuant to the terms of the a Voting Trust Agreement, Mr. Franklin has the power to vote, or direct the voting of the 11,333,544 shares of Common Stock held by the WP Entities (as well as all additional shares of Common Stock that may be issued in respect of such shares). The Voting Trust Agreement, however, does not restrict the WP Entities ability to transfer the Shares, and the terms of the Voting Trust Agreement will not apply to any Shares so transferred. Mr. Franklin disclaims beneficial ownership with respect to the 11,333,544 shares held by the WP Entities, for purposes of Section 13(d) of the Exchange Act, Section 16 of the Exchange Act or for any other purpose. The 14,716,858 shares of Common Stock owned by Mr. Franklin, including the shares owned by the WP Entities constitute approximately 21.8% of the outstanding shares of Common Stock of the Company.

Pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission’s Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, on March 22, 2006 Mr. Franklin sold an aggregate of 81,000 shares of Common Stock on the dates, in the amounts, and at the prices set forth on Schedule A attached hereto.

(Page 5 of 6 Pages)

The foregoing percentage calculations are based on 66,456,684 issued and outstanding shares of Common Stock as of April 28, 2006.

Except as provided in this Amendment No. 18, there have been no transactions in the shares of Common Stock in the past 60 days by the Reporting Person.

No person, other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock reported by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information contained in the last three paragraphs of Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin.

(Page 6 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2006

/s/ Martin S. Franklin
Martin E. Franklin

SCHEDULE A

Name	Date of Transaction	Number of Shares of Common Stock Sold	Price per share of Common Stock Sold*
Martin E. Franklin	3/22/06	81,000	$32.7535

*	The price was determined by using volume weighted average price per share of the shares sold on the date of the transaction.

EXHIBIT INDEX

Exhibit A	Voting Trust Agreement, dated as of June 8, 2006, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., Warburg Pincus Germany Private Equity VIII, K.G. and Martin E. Franklin.